October 6, 2016

VIA EDGAR

Era Anagnosti, Legal Branch Chief

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	OceanFirst Financial Corp.
Registration Statement on Form S-4
Filed August 25, 2016
File No. 333-213307

Dear Ms. Anagnosti:

In response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that OceanFirst Financial Corp. (the “Company”) received September 20, 2016 (the “Comment Letter”), relating to the Registration Statement on Form S-4 filed by the Company with the Commission on August 25, 2016 (File No. 333-213307) (the “Registration Statement”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff of the Commission have any questions concerning the response to the comments of the Staff or desire further information or clarification in connection therewith, such person should contact our counsel, David C. Ingles, at (212) 735-2697 or david.ingles@skadden.com.

Very truly yours,

/s/ Steven J. Tsimbinos
Steven J. Tsimbinos (732) 240-4500 stsimbinos@oceanfirst.com

Ms. Anagnosti

October 6, 2016

cc:	Christopher D. Maher, OceanFirst Financial Corp.

Jessica Livingston, United States Securities and Exchange Commission

Eric Envall, United States Securities and Exchange Commission

David C. Ingles, Skadden, Arps, Slate, Meagher & Flom LLP